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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*




                           MSC.SOFTWARE CORPORATION
                   -----------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, $0.01 PAR VALUE
                   -----------------------------------------
                         (Title of Class of Securities)

                                  553531104
                   -----------------------------------------
                               (CUSIP Number)

                               December 3, 2001
                   -----------------------------------------
                   (Date of Event Which Requires Filing of
                               this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 553531104


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Nearchos Irinarchos


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a) [   X  ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     SWEDEN

                    5    SOLE VOTING POWER

                         0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            1,456,006
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                0


                    8    SHARED DISPOSITIVE POWER

                         1,456,006


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,456,006



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.87%*


12   TYPE OF REPORTING PERSON (See Instructions)

     IN

*Based on 28,518,719 shares of Common Stock outstanding at 09/01/2001 and the issuance of 1,400,000 shares of Common Stock upon the exercise of warrants beneficially owned by the reporting persons.


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CUSIP NO.  553531104


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Fronos Technology B.V.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a) [   X  ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     THE NETHERLANDS

                    5    SOLE VOTING POWER

                         0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            756,006
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                0


                    8    SHARED DISPOSITIVE POWER

                         756,006


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     756,006



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See (Instructions)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.59%*


12   TYPE OF REPORTING PERSON (See Instructions)

     IN

*Based on 28,518,719 shares of Common Stock outstanding at 09/01/2001 and the issuance of 700,000 shares of Common Stock upon the exercise of warrants beneficially owned by the reporting person.



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CUSIP NO. 553531104


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Dendron Technology B.V.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a) [   X  ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     THE NETHERLANDS

                    5    SOLE VOTING POWER

                         0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            700,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                0


                    8    SHARED DISPOSITIVE POWER

                         700,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     700,000



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See (Instructions)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.39%*


12   TYPE OF REPORTING PERSON (See Instructions)

     IN

*Based on 28,518,719 shares of Common Stock outstanding at 09/01/2001 and the issuance of 700,000 shares of Common Stock upon the exercise of warrants beneficially owned by the reporting persons.

Item 1.    (a).    Name of Issuer:

                   MSC Software Corporation

           (b).    Address of Issuer's Principal Executive Offices:

                   815 Colorado Boulevard, Los Angeles, CA 90041-1777



Item 2.    (a).    Name of Person Filing:

                   Nearchos Irinarchos


           (b).    Address of Principal Business Office, or if none, Residence:

                   Vikavagen 9, S-167 71 Bromma, Sweden

           (c).    Citizenship:

                   Sweden


           (d).    Title of Class of Securities:

                   Common Stock, $0.01 par value

           (e).    CUSIP Number:

                   553531104

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SECS. 240.13d-1(b) OR 240.13d(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c)

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e) [ ] An investment adviser in accordance with Sec 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G)

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                   1,456,006

           (b).    Percent of Class:

                   4.87% based on 28,518,719 shares outstanding at 09/01/2001.



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           (c).    Number of Shares as to which the person has:

                   (i)      sole power to vote or to direct the vote

                            0

                   (ii)     shared power to vote or to direct the vote

                            1,456,006

                   (iii)    sole power to dispose or to direct the
                            disposition of

                            0

                   (iv) shared power to dispose or to direct the disposition of

                            1,456,006

Dendron Technology B.V. ("Dendron") and Fronos Technology B.V. ("Fronos") each hold warrants to purchase 700,000 shares of Common Stock, at an exercise price of $10.00 per share, of MSC.Software Corporation ("MSC"). The shares of MSC's Common Stock which may be acquired by each of Dendron and Fronos is summarized below.

                        Number of Shares Issuable Upon
                        ------------------------------             Percent of
Record Owner            Exercise of Warrant      Shares            Class
------------            -------------------      ------            ----------
Dendron Technology B.V.    700,000                 ---             2.39%
Fronos Technology B.V.     700,000               56,006            2.59%

Item 5.            Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:


                   Not Applicable.


Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable.

Item 9.            Notice of Dissolution of Group:

                   Not Applicable.


Item 10.           Certification:

                   Not Applicable.






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                                  Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  December 4, 2001

                                                  /s/ Nearchos Irinarchos
                                                  Signature

                                                  Nearchos Irinarchos,
                                                  individually
                                                  And on behalf of
                                                  Dendron Technology, B.V. and
                                                  Fronos Technology, B.V.